SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                       29 August 2003


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Chairman signs new contract announcement made on 29 August 2003


                                                   August 29, 2003

                        BT'S CHAIRMAN SIGNS NEW CONTRACT

BT is pleased to announce that its chairman, Sir Christopher Bland, has signed a new contract which secures his services for the company until the conclusion of the company's 2007 Annual General Meeting.

     In line with his previous contract, Sir Christopher, 65, who became chairman on 1 May 2001, will receive a salary of GBP500,000 per annum. He will, as before, not be eligible to receive an annual bonus.

The new contract may be terminated by the company or Sir Christopher on twelve months' notice.

Under the contract, Sir Christopher will be awarded retention shares to the value of GBP500,000 which will vest if he is still employed by BT at the end of the contract in 2007. Apart from this award, he will not be eligible to participate in any other BT senior executive share or share option plans.

                       ---------------------------------

Inquiries about this news release should be made to the BT Group Newsroom on its
 24 hour number: 020 7356 5369. From outside the UK dial +44 20 7356 5369. All news releases can be accessed at our web site: www.btplc.com/mediacentre


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 29 August 2003